September 22, 2006

Via U.S. Mail and Facsimile

Nobuo Kuroyanagi
President and Chief Executive Officer
Mitsubishi UFJ Financial Group, Inc.
7-1 Marunouchi 2-chome
Chiyoda-ku, Tokyo 100-8330
Japan

	Re:	Mitsubishi UFJ Financial Group, Inc.
		Form 20-F/A for the Fiscal Year Ended March 31, 2005
		Filed February 28, 2006
		File No. 333-98061-99

Dear Mr. Kuroyanagi:

      We have reviewed your response letter dated September 7,
2006
and have the following comments. We welcome any questions you may have about our comments or on any other aspect of our review.
Feel
free to call us at the telephone numbers listed at the end of this letter.

General
1. You state in your response letter that you have provided loans "to entities in or affiliated with Iran and other countries identified as state sponsors of terrorism (Cuba, North Korea, Sudan and Syria)..."
You refer in your proposed Risk Factor to your "activities with counterparties in or affiliated with Iran, Cuba and other countries designated as `state sponsors of terrorism`..." Please provide the same type of information regarding your contacts with each country identified by the U.S. as a state sponsor of terrorism as we requested in our letter of August 16, 2006, regarding your contacts with Iran, and as we request in the following comments regarding your contacts with Iran and Cuba.
2. Please refer to comment 1 in our letter dated August 16, 2006. Please provide us with more detailed information regarding the nature and scope of your business activities in Iran and Cuba, including the extent to which the governments of Iran and Cuba, or entities affiliated with or controlled by those governments, are parties to, or otherwise participate directly or indirectly in, the petroleum projects, trade financing and other transactions or financial services with which you have been or are involved in Iran and Cuba.
Identify the government agencies or government-controlled entities that have been parties to such transactions or services, and state the dollar amounts involved for each of the past 3 fiscal years.
3. Please advise us whether, to the best of your knowledge, understanding, or belief, any of the activities or transactions in which you have participated in Iran or Cuba have involved or involve goods that might be considered "dual-use" items, or funds or services that could be used or have been used for military purposes by the Iranian or Cuban government.
4. With respect to your proposed risk factor, it appears to the staff that it would be appropriate for future reports on Form 20-F, including the report for the fiscal year ended March 31, 2006, to state not only the percentage of total assets represented by loans outstanding to borrowers in or affiliated with Iran and Cuba during the most recently completed fiscal year, but also the total dollar amount of loans per country which the stated percentage represents.
5. Please remove the mitigating term "limited" from the first sentence of your proposed risk factor.
6. We note the disclosure in your response and in the proposed risk factor that your "operations with entities in Iran consist primarily of loans to Iranian financial institutions in the form of financings for petroleum projects ..." Please address the applicability to your
Iran-related operations of the Iran Libya Sanctions Act, which authorizes the President of the United States to impose sanctions on any company that knowingly makes an investment in Iran of $20 million or more in any 12-month period that directly and significantly contributes to the enhancement of Iran`s ability to develop its petroleum resources.

* * * * *


      Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please file your response letter on EDGAR.

      Please understand that we may have additional comments after we review your response to our comments. Please contact Pradip Bhaumik,
Attorney-Advisor, at (202) 551-3333 if you have any questions about the comments or our review. You may also contact me at (202) 551-3470.

								Sincerely,



								Cecilia D. Blye, Chief
								Office of Global Security
Risk



cc: 	Donald Walker
		Accounting Branch Chief
		Division of Corporation Finance
	Tong Yu, Esq.
	Paul, Weiss, Rifkind, Wharton & Garrison LLP
	Fax: (011-81-3-3597-8120)

Nobuo Kuroyanagi
Mitsubishi UFJ Financial Group, Inc.
September 22, 2006
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